UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

          FORM 15 - Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of
                         the Securities Exchange Act of 1934.

                         Commission File Number: 333-132809-01

                             GS Mortgage Securities Corp.
              (Exact name of registrant as specified in its charter)

                      85 Broad Street, New York, New York 10004
                                  (212) 902-1000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            GSAMP Trust 2006-FM1,
                Mortgage Pass-Through Certificates, Series 2006-FM1
                                 Class A-1
                                 Class A-2A
                                 Class A-2B
                                 Class A-2C
                                 Class A-2D
                                 Class M-1
                                 Class M-2
                                 Class M-3
                                 Class M-4
                                 Class M-5
                                 Class M-6
                                 Class M-7
                                 Class B-1
                                 Class B-2
                                 Class R
                                 Class RC
                                 Class RX
             (Title of each class of securities covered by this Form)


                                     NONE
              (Titles of all other classes of securities for which a
            duty to file reports under section 13(a) or 15(d) remains)


               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i)    [ ]     Rule 12h-3(b)(1)(ii)    [ ]
              Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(2)(i)     [ ]
              Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(ii)    [ ]
              Rule 12g-4(a)(2)(ii)   [ ]     Rule 15d-6              [X]
              Rule 12h-3(b)(1)(i)    [ ]


          Approximate number of holders of record as of the certification or notice date:  51 Holders

     Pursuant to the requirements of the Securities Exchange Act of 1934 GS Mortgage Securities Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                       By: GS Mortgage Securities Corp.
                                           (Depositor)

                                           /s/: Gregory Finck
                                           Name: Gregory Finck
                                           Title:  Vice President

     Date:  January 24, 2007

     Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.